Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 25, 2021

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2020 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, February 25, 2021, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect each of the following three nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay;

2.	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term;

3.	To approve amended terms for the Company’s renewed director and officer liability, or D&O, insurance policy;

4.	To approve a revised compensation policy for our directors and officers; and

5.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website.

Shareholders of record at the close of business on January 19, 2021 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Corporate Secretary.

Sincerely,
Naamit Salomon
Naamit Salomon
Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9480

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2020 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, February 25, 2021, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of 2020 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about January 21, 2021.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) to elect three directors for terms expiring at our 2021 Annual General Meeting of Shareholders; (ii) to re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term ; (iii) To approve amended terms for the Company’s renewed director and officer liability, or D&O, insurance policy; (iv) To approve a revised compensation policy for our directors and officers; and (v) to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on January 19, 2021 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of January 14, 2021, there were 49,035,055 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.
●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.
●	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than February 25, 2020 at 4:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “Street Name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to our company at our registered offices. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than February 15, 2021. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, unless otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 45.53% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 19, 2021 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	22,187,977	45.53%
Formula Systems (1985) Ltd. (3)	22,187,977	45.53%
Harel Insurance (4)	4,791,328	9.77%
Clal Insurance Enterprises Holdings Ltd (5)	3,765,068	7.68%
Yelin Lapidot (6)	2,405,971	4.912%
Guy Bernstein	150,000	*
Asaf Berenstin (7)	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	38,500	*
Yakov Tsaroya	10,000	*
Hanan Shahaf	--	--
All directors and executive officers as a group (12 persons)	236,725	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,035,055 ordinary shares issued and outstanding as of January 19, 2021.

(3)	Asseco owned 37.5% of the outstanding shares of Formula Systems based on Amendment no. 3 to Schedule 13D filed by Asseco with the SEC on October 19, 2017, and on a written notification received from Asseco in March 2020. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,187,977 ordinary shares held directly by Formula Systems. Guy Bernstein owns 11.9% of the outstanding shares of Formula Systems. In addition, both Guy Bernstein and Asseco reported on October 11, 2017, that they entered into a shareholders’ voting agreement that covers all the ordinary shares of Formula Systems beneficially owned by them and reported its amendment on September 21, 2020. Under the shareholders’ voting agreement, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 5,733,574 of Formula’s Ordinary Shares. The initial proxy under the shareholders voting agreement is Mr. Marek Panek. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on December 31, 2020. Harel Insurance is a publicly held Israeli corporation. Out of the 4,791,328 ordinary shares beneficially owned by Harel Insurance: (i) 4,771,176 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 20,152 ordinary shares are beneficially held for Harel Insurance own account.

(5)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on December 31, 2020. Clal is a publicly held Israeli corporation. Out of the 3,765,068 ordinary shares beneficially owned by Clal: (i) 3,693,159 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 71,909 ordinary shares are beneficially held for Harel Insurance own account

(6)	Based on written notification received from Yelin. The Ordinary Shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings and are responsible for the day-to-day management of Yelin Holdings. The Ordinary Shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject Ordinary Shares. The address of Yalin is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)	Includes 15,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.94 per share that expire in 2021, at the latest, and 23,225 Ordinary Shares.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on May 14, 2020.

I. ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of three directors, and two external directors.

Pursuant to our articles of association, our directors, who are not external directors, are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

At the Meeting, shareholders are being asked to elect three directors, who are not external directors, to hold office until our next Annual General Meeting of Shareholders or until their successors are elected and qualified. All of the nominees, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay, are current directors who were elected to serve in such capacity by our shareholders at our 2019 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (52) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was a senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management Academic Studies and is a certified public accountant (CPA) in Israel.

Naamit Salomon (56) has served as a director of our company since March 2003. Since January 2010, Ms. Salomon has been a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (42) has served as a director of our company since January 2018. He has served as the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013 he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

INDEPENDENT DIRECTORS; BOARD COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

Independent Directors

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that both Mr. Ettlinger and Mr. Schliesser, external directors under the Israeli Companies Law requirements, qualify as independent directors under the SEC and NASDAQ requirements. Our board of directors has further determined that Mr. Zakay qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

 We provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions. In compliance with NASDAQ Stock Market Rule 5605(e)(1)(A), our independent directors take a vote in which only independent directors participate with respect to the recommendation for election of the nominees by approving the proxy statement draft and the recommendation to elect the directors before the proxy statement is filed.

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law.

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zakay, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert. The audit committee meets at least once each quarter.

Compensation Committee. In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our independent directors, Messrs. Ettlinger, Schliesser and Zakay.

Our Compensation Policy was formulated and will be periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; and (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; the size of the company and the nature of its operations; and (iii) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II. RE-ELECTION OF AN EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer  and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors must include at least one external director and the audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. Until the lapse of two years from termination of office, we may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Our current external directors are Mr. Sagi Schliesser and Mr. Ron Ettlinger.

External directors are elected by shareholders. External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Ettlinger was initially elected to serve as an external director at our 2014 annual general meeting of shareholders. He will be standing for re-election for a third three-years’ term at this Meeting.

Our Board of Directors has determined that Mr. Schliesser and Mr. Ettlinger both qualify as external directors under the Israeli Companies Law requirements.

As required by Israeli law, Mr. Ettlinger has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director;  (v) he has not been declared bankrupt or incompetent; and (vi) he possesses accounting and financial expertise.  Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if re-elected, would be unable or unwilling to serve as an external director. In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below is a brief biography of our external directors.

Nominee for Re-Election as an External Director

Ron Ettlinger (54) has served as an external director of our company since December 2014 and is a member of our audit committee. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in Business, with a major in finance and marketing from Tel-Aviv College of Management.

External Director Continuing to Serve

Sagi Schliesser (49) has served as an external director of our company since November 2015 and is a member of our audit committee. Mr. Schliesser has been the co-founder and chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens International Corporation (NASDAQ and TASE: SPNS), managing Sapiens Technologies. Previously Mr. Schliesser served for seven years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that, Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc. degree with honors in Computer Science and Psychology from Tel Aviv University, as well as a master’s degree in Computer Science from the Interdisciplinary Center in Herzliya and an M.B.A. degree with honors in Business Psychology from Hamaslool Ha’akademi Shel Hamichlala Leminhal.

The re-election of Mr. Ettlinger for external director requires the affirmative vote of (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the re-election of Ron Ettlinger for external director.

III. APPROVAL OF AMENDED TERMS FOR RENEWED D&O INSURANCE POLICY

(Item 3 on the Proxy Card)

Background

Under the Companies Law, the procurement or amendment of the terms of directors’ and officers’ liability, or D&O, insurance coverage for directors and officers of a public company requires the approval of the compensation committee of the board of directors, the board and the shareholders.

Our current D&O insurance policy is under the coverage of the D&O insurance policy of our controlling shareholder, Formula, which covers each of Formula’s directors and officers and each of the directors and officers of Formula’s U.S.-traded subsidiaries— which consist of Sapiens International Corporation N.V. and Magic Software.

At our 2017 annual general meeting of shareholders held in February 2018, our shareholders approved D&O insurance coverage based on the following parameters:

●	coverage of at least $60,000,000, both per claim and in the aggregate;

●	an annual premium to be paid by the Company and its subsidiaries not exceeding $2,000,000 per year; and

●	the deductible for a claim for the Company will not be greater than $1,000,000, in connection with the main cause of action and coverage.

Any renewal, extension or substitution was to be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

Since that approval, the market for D&O insurance coverage has experienced significant increases in premiums and tightening coverage conditions, especially for U.S.-traded companies. That has been a product, in part, of the substantial growth in the number of class actions filed against U.S.-traded companies, which has doubled in the last three years (from approximately 215 to 400 claims per annum).

The growth in premiums for our Group D&O insurance coverage (including that of our U.S.-traded subsidiaries) has outpaced the growth in our (and our U.S.-traded subsidiaries’) market capitalization over that same period of time, as shown in the following graphs:

Because of those significant increases in premiums, our D&O insurance coverage for 2020 no longer fits within the parameters approved by our shareholders at our annual shareholder meeting held in February 2018 and that of Formula held in May 2018. Consequently, we are required under the Companies Law to currently obtain shareholder approval for amended terms for our renewed D&O insurance as of 2020 and going forward.

The proposed parameters for our prospective D&O insurance coverage, under this Proposal 3, are as follows:

Coverage for directors and officers of the Company of up to a maximum amount of $60,000,000 against liabilities, both per claim and in the aggregate, both per claim and in the aggregate, plus up to $10,000,000 of Side A DIC coverage, for a total annual premium of $2.0 million; and

Any renewal, extension or substitution is to be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective D&O insurance policy.

Our Compensation Committee and Board have determined that it is in the best interest of the Company and our shareholders to enable the Company’s and its subsidiaries’ officers (those constituting office holders under the Companies Law) and directors to make and implement decisions that are in the best interest of the Compדany and our shareholders, without fear of undue liability for doing so. Furthermore, the loss of D&O insurance coverage due to the failure to obtain our shareholders’ approval would make it virtually impossible for our Company and our U.S.-traded subsidiaries to attract and retain talented officers and directors who possess the requisite skills and experience to continue to lead us towards successful results of operations and solid financial condition. Consequently, our compensation committee and Board have approved, subject to shareholder approval, our obtaining one or more renewals of our D&O insurance policy, which reflect the above-described parameters.

Our Compensation Committee and Board have furthermore determined that the proposed parameters for our D&O insurance coverage under this Proposal 3 are consistent with our current Compensation Policy and the compensation policy brought to the approval of the general meeting on Proposal 4. That Amended and Restated Compensation Policy provides a general allowance for us to obtain director and officer liability insurance, as is customary for office holders of public Israeli companies.

The approval by the shareholders of the below proposed resolution pursuant to this Proposal 3at the Meeting will extend to any renewal or substitution of the D&O insurance policy then in effect, from time to time, within the foregoing parameters, during a period of up to three years.

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to this Proposal 3:

“RESOLVED, that one or more renewals, extensions and/or replacements of the current D&O insurance policy during a period of up to three years be, and hereby are, approved, subject to the following terms:

The coverage will be up to a maximum amount of $60,000,000, both per claim and in the aggregate, plus up to $10,000,000 of Side A DIC coverage;

An annual premium to be paid by the Company not exceeding an amount of $2,000,000 per year, which annual premium may be adjusted by not more than 20% in any year, as compared to the previous year; and

Any renewal, extension and/or replacement thereof or other similar arrangement will be for the benefit of the directors and officers of the Company and its subsidiaries and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter (excluding abstentions and broker non-votes) is required to approve the amended terms for our renewed (and future renewals of our) D&O insurance policy, as described above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the amended terms of our renewed (and future renewals of our) D&O insurance policy.

IV. APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

(Item 4 on the Proxy Card)

Background

According to the Israeli Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. In general, all office holders’ terms of compensation - including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the company’s compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order.

The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder’s position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our current compensation policy was approved by our compensation committee and board of directors on February 28, 2018, after being rejected by our shareholders on the same day.

Our Board of Directors has approved, following the recommendation of our Compensation Committee, a revised Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), attached hereto as Exhibit A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Exhibit A.

Proposal

At the Meeting, following resolution is proposed to be adopted:

“RESOLVED, that the Compensation Policy attached to the Proxy Statement for the 2020 Annual Meeting of Shareholders as Exhibit A, be, and hereby is, approved and adopted.”

Vote Required

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the meeting vote in favor of the approval of the Compensation Policy; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

V. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 5 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and until the 2021 annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services. With respect to fiscal year 2019, we paid Kost Forer Gabbay & Kasierer approximately $355,000 for audit services and approximately $115,000 for tax and other services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2020 and until its 2021 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

VI. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2019, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on May 14, 2020, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Asaf Berenstin
Asaf Berenstin
CFO

Dated: January 19, 2021

Exhibit A

Magic Software Enterprises Ltd.

Compensation Policy for Office Holders

A.	Background and Basic Principles for the Compensation Policy

1.	Introduction

1.1	The purpose of the Compensation Policy is to define, describe and specify Magic Software Enterprises Ltd.’s (“Magic” or the “Company”) overall compensation strategy for “Office Holders”, as defined in the Companies Law as defined below, (collectively, the “Office Holders”) and to provide guidelines for setting compensation of its Office Holders. The terms of the Compensation Policy of the Company and its approval are subject to the provisions of Section 267A of the Companies Law - 1999 (the “Companies Law”).

1.2	The adoption of this Compensation Policy does not and will not entitle any Office Holder of the Company to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder and specifically approved by the authorized corporate organs of the Company, i.e., the CEO, the Compensation Committee, the Board of Directors and/or the General Meeting of Shareholders, as applicable (the “Authorized Corporate Organs”.)

1.3	In case of an Office Holder receiving compensation that is lower than the compensation that may be provided under this policy, this shall not be deemed to be a deviation or an exception from this Compensation Policy, and such terms of employment will not require the approval of the General Meeting of Shareholders (which may be required with respect to approval of terms that deviate from this Compensation Policy).

1.4	In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

2.	The Adoption of the Compensation Policy; Approval of Particular Compensation and changes thereto:

2.1	This Compensation Policy has been approved by the Compensation Committee of the Board of Directors of the Company on January 12, 2021 and by the Company’s board of directors on January 12, 2021 and by the general meeting of the Company’s shareholders on [___________________] and it shall replace the Compensation Policy for Office Holders approved by the Compensation Committee of the Board of Directors of the Company and by the Board of Directors of the Company on January 17, 2018 for the first time and on February 28, 2018 after it was rejected by the General Meeting of the Shareholders of the Company held on February 28, 2018, subject to the provisions of Section 267A(c) of the Companies Law.

2.2	The provisions and implementation of this Compensation Policy are subject to Magic’s Articles of Association and any applicable law in any territory in which Magic operates and that affects the provisions of this Compensation Policy. The Compensation Policy constitutes Magic’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders. The Compensation Policy may be ratified from time to time in accordance with the dates stipulated in Section 267A(d) of the Companies Law.

2.3	Without limiting the foregoing, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and monitor its implementation, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

2.4	The provisions and implementation of this Compensation Policy shall apply to any compensation determined after the date of approval of the Compensation Policy by the General Meeting of Shareholders. Existing agreements with Office Holders signed before the date of approval of this Compensation Policy will be reviewed from time to time and, should it be found that they differ materially from the provisions of this Compensation Policy, the Company will examine the possibility of amending them in accordance with the circumstances of the matter.

2.5	Office Holders of the Company will be entitled to the compensation components detailed in this Compensation Policy only after the granting thereof is duly approved by the Authorized Corporate Organs in accordance with any applicable law.

3.	Principles of the Compensation Policy and its Purposes

3.1	Magic’s goals in setting the Compensation Policy for the Office Holders are to attract, motivate and retain highly experienced personnel who will contribute to Magic’s growth and success in the future and enhance shareholder value.

3.2	The Compensation Policy is designed to offer Office Holders a compensation package that is competitive with other companies in our industry and to preserve talented personnel in senior management positions in the Company, while taking into consideration market data of peer companies.

4.	Components of Office Holder Compensation

The compensation of an Office Holder may include any of the following components:

4.1	Fixed Cash Compensation (the “Fixed Cash Compensation Component”)-

4.1.1	Fixed Cash Compensation (or base salary) - the Fixed Cash Compensation Component is intended to compensate the Office Holder for the time he or she invests in executing his or her current duties and tasks in the Company.

4.1.2	In exceptional circumstances - fixed payment for a fixed period and conditional on continued employment, for the retention of the Office Holder.

4.1.3	Various additional related benefits and perquisites - these additional related benefits and perquisites, arising in part from the provisions of the law (for example, provisions for social welfare benefits such as pension fund and life and disability insurance, vacation days, sick leave, convalescence pay, etc.), in part are customary to office holders in similar positions (for example, contributions to an education fund) and in part are intended to compensate the employee for expenses incurred by him or her in fulfilling such duties (for example, car expenses, mobile phone, parking, subscriptions to relevant literature, certain membership fees, travel expenses per diem etc.).

4.2	Variable Compensation Component - this component is intended to create a link between the performance of the Company and the performance of its Office Holders.

4.2.1	Variable Cash Compensation Component - this component for office holders other than directors is aimed to compensate and incentivize the Office Holder for his or her achievements and his or her contribution for obtaining the goals of the Company and its work program during the course of the period for which it is paid. The Variable Cash Compensation Component may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Component”). The Company believes that the weight of this component out of the overall compensation package of the Office Holder should be substantive so that it clearly links between the performance of the Office Holder and his contribution to the Company to the performance of the Company, in a manner that will allow him or her to benefit from the financial success of the Company in the long term, and vice versa.

4.2.2	Equity Based Compensation Component – this component is aimed to align compensation of the Office Holders with the long term goals of Magic and with creating and increasing shareholder value (as reflected in the market price of the Company’s shares which are traded on both Tel Aviv Stock Exchange and the NASDAQ).This compensation creates a uniformity of interests between the shareholders of the Company and its Office Holders, assists in retaining Office Holders holding key positions in the Company and in maintaining their motivation and constitutes a useful risk management tool for the Company.

5.	Office Holders of the Company

5.1	This compensation Policy shall apply to the Company’s “Office Holders” as such term is defined by the Companies Law.

6.	The Ratio between the Variable Components and the Fixed Components

6.1	At the time of the approval of the compensation of the Office Holders, the Authorized Corporate Organs of the Company will examine, among other factors, the entire compensation package in order to guarantee that the various components create the correct balance of benefits for the relevant Office Holder.

6.2	The weight of the variable components (the Variable Cash Compensation Component and the Equity Based Compensation Component) (the “Variable Components”) out of the total compensation amount which is to be granted for any year will not be greater than 2/3 (or 67%)[1] (two thirds or sixty-seven percent) for each Office Holder and may vary from one Office Holder to the other.

7.	Ratio between the Terms of Tenure and Employment of the Office Holder and the Salaries of other Company Employees

7.1	In setting the terms of the Compensation Policy, the Company aims to compensate its Office Holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them. The Compensation Committee and the Board have examined the ratio between the terms of service and employment of Office Holders and the average and median cost of employment of the other Company employees and contractors. As of the date of the approval of the Compensation Policy, the Average and Median ratios are as follows:

Position	Average Ratio	Median Ratio
CEO	15	15
President, CFO	3	3
Other Office Holders (average compensation cost)	5	5

[1]	With respect to the CEO, the weight of the Variable Components may reach approximately 80% (eighty percent) of the total compensation amount.

The Compensation Committee and the Board believe that the ratio is appropriate and reasonable taking into account the gap between the responsibility and contribution of Office Holders to the Company’s results to those of other employees of the Company, the nature of the Company, its size, value, scale of activity in the various fields, the fact that the Office Holders, insofar as quantities are concerned, represent a small part of the total work force of the Company group, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

B.	Fixed Cash Compensation

8.	Guidelines for Determining the Fixed Cash Compensation Component, its Examination and Updating

8.1	The Fixed Cash Compensation Component will vary among Office Holders and will be individually determined according to the Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of the office holder’s education, skills, expertise, professional experience, and achievements.

8.2	The fixed fee, in terms of the gross salary of the Office Holders in the Company, will not be greater than the amounts detailed below:[2]

Rank	Maximum[3]
CEO	NIS180,000
CEO or President of a Substantive Subsidiary in Israel, Division Manger	NIS120,000
CFO, Senior Vice President	NIS80,000
Other Officeholders	NIS75,000
CEO of a Substantive Subsidiary Overseas	$35,000

[2]	The following detailed amounts do not include the additional fringe benefits detailed in Section 9 below and do not include payments for Office Holders which are subject to the continued engagement as detailed in Section 10 below. In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Magic, the fees paid to such personal management or service company will reflect, to the extent determined by Magic in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.
[3]	The amounts shall be linked to the Israeli Consumer Price Index, as published by the Israeli Central Bureau of Statistics from time to time or by any other official Israeli governmental authority. The basis CPI linkage shall be based on the known CPI as of July 1, 2014.

8.3	Without derogating from Section 8.2 above, the Company may determine a link between the fee of an Office Holder and the increase in the consumer price index per each financial quarter.

9.	Fringe Benefits

9.1	Office Holders of the Company are entitled to social welfare conditions and benefits in accordance with applicable law and to various additional related benefits and perquisites, which are customary to office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, education fund, sick leave, vacation, disability insurance, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

9.2	Furthermore, Office Holders of the Company may be entitled to further fringe benefits as is acceptable in the Company and in similar companies in the marketplace, including car expense, telephone, communications and computing, relevant literature (newspapers), certain membership fees etc., provided that the total fringe benefits in excess of those granted in accordance with applicable law is not greater than 20% (twenty percent) of the Fixed Compensation Component.

10.	Payment to an Office Holder Conditional on Continued Tenure

In exceptional circumstances, in order to preserve the continued employment of an Office Holder in the Company, an Office Holder may be entitled, in addition to his salary, to an amount of up to NIS 500,000 per annum for a limited period of time, which payment shall be conditional on the continued employment of such Office Holder in the Company. This payment is subject to the approval of the relevant corporate organs of the Company and will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder, as provided under Section 11.3 below.

C.	Annual Grant

11.	Guidelines for Determining the Variable Cash Compensation Component, Threshold Conditions, Installments, Setoff and Cap

11.1	Threshold - unless stipulated otherwise in this policy, the grant of Variable Cash Compensation, as detailed in Section 11.3 below, with respect to any calendar year is subject to Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation relates, an EBITDA (or net income, as applicable) which is no less than 75% of 110% of the EBITDA (or net income, as applicable) for the preceding calendar year. “EBITDA” (or net income, as applicable) means the EBITDA (or net income, as applicable) calculated based on the audited financial statements for the respective calendar year of Magic, a Magic subsidiary, or a Magic division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

11.2	Long Tern Spreading – the entitlement to the Variable Cash Compensation as detailed in Section 12 below will be examined over a period of 3 (three) consecutive years, such that an Office Holder shall not be entitle to 20% (twenty percent) of his or her Annual Variable Compensation if the average EBITDA in such 3 years period is lower than the Normative Profit.

11.3	Maximum value for the annual Variable Cash Compensation Component - the annual monetary grant to be paid to an Office Holder will not exceed an amount equal to 200% (two hundred percent) of the fixed component of that Office Holder.

12.	Indices for Determining the Annual Variable Cash Compensation

12.1	Annual Variable Cash Compensation to the Company’s CEO

12.1.1	The Company’s CEO may be entitled to an annual Variable Cash Compensation Component in an amount equivalent up to 3.3% (three and three-tenths of a percent) of the annual net income attributable to the Company’s shareholders, as shall be published in the Company’s consolidated and audited annual financial statements (the “Net Annual Income”). The Compensation Committee and the Board of Directors of the Company may, in calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting aspect (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

12.1.2	Payment of an annual Variable Cash Compensation Component as stipulated in Section 12.1.1 shall be subject to the terms of Section 11 above, including the threshold conditions and the maximum amount set forth therein.

12.2	Annual Variable Cash Compensation to Other Office Holders

12.2.1	Subject to the provision for determining the annual Variable Cash Compensation Component set forth in Section 11 above, including the threshold conditions and the maximum amount and long term spreading set forth therein, the Company’s Office Holders which are not mentioned in Section 12.1 above, may be entitled to an annual Variable Cash Compensation Component which will be determined in advance within the framework of an annual variable cash compensation scheme whilst a specific percentage thereof will be determined in accordance with one of the following, all in accordance with the duties of the Office Holder and the discretion of the relevant Authorized Corporate Organs: i) compliance of the Office Holder with the combination of personal targets, Company goals and over-achievement and/or ii) as a certain percentage of the EBITDA of the division or the employment unit to which the Office Holder belongs and/or as a iii) as a certain percentage of the net profit of the Company. All the foregoing shall be determined in the annual variable cash compensation scheme in accordance with the discretion of the relevant organs of the Company.

12.2.2	The Company’s CEO shall have discretion to reduce the annual Variable Cash Compensation Component detailed in Section 12.2.1.

12.3	Discretional Grant to Office Holders Subordinated to the CEO

Subject to the provisions determining the annual Variable Cash Compensation Component grant set forth in Section 11 above:

12.3.1	The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual Variable Cash Compensation Component, or instead of the annual Variable Cash Compensation Component, an Office Holder who is subordinated to the CEO will be entitled to a discretionary grant (for example following: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board).

12.3.2	As part of the variable component for an Office Holder who is subordinate to the CEO, the Company’s CEO may approve, for every calendar grant year, a discretionary grant, which will not be greater than 6 (six) monthly salaries of the Office Holder. The said grant will be reported to the Compensation Committee promptly after the approval by the CEO.

13.	Reduction of Grant Amounts at the Discretion of the Company’s Board of Directors

The Compensation Committee and the Board of Directors may reduce the annual Variable Cash Compensation Component of an Office Holder in exceptional circumstances, considering the business and financial condition of the Company and the duties of the Office Holder, and for reasons which shall be recorded by them.

14.	Return of Annual Grant Amounts in Case of a Restatement of the Financial Statements

14.1	Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the two-year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

Notwithstanding the foregoing, where the required amount for repayment from the annual grant is less than 10% (ten percent) of the amount of the grant for that year, the Office Holder will not be required to repay it.

14.2	Notwithstanding the above, a restatement due to a change in applicable law, regulations or accounting rules that become applicable after the date of the publication of the financial statements of the Company for that year will not be deemed a restatement for which the foregoing return of grant amounts shall apply.

D.	Equity Based Compensation Component

15.	The Purpose of the Capital Compensation Mechanism

15.1	As part of the overall compensation package of an Office Holder, the Company may offer an Equity Based compensation Component with the purpose of providing an incentive for an Office Holder to continue to contribute to the success of the Company in the future, success which is expected to be expressed, inter alia, in the long-term business results of the Company and in its share price, and by advancing the best interests of the Company to generate profits in the long term.

15.2	The Equity Based Compensation Component is intended to create an incentive for the continued employment in the long term of talented, experienced, and capable Office Holders.

15.3	The Office Holders may be entitled to Equity Based Compensation Component in the form of options to purchase shares of the Company, which options may be conditional on performance, as well as other securities permitted under Magic’s equity incentive plans, as in effect from time to time, including, restricted share units and restricted stock.

16.	Details of the Capital Compensation Mechanism

16.1	The Equity Based Compensation Component will be granted to an Office Holder considering, inter alia, the duties and areas of responsibility of the Office Holder in the Company.

16.2	As a rule, the Equity Based Compensation Component will mature over the overall period which will in any event not be less than 3 (three) years. The conditions to exercising any part or all Equity Based Compensation Component upon each vesting period shall include the Company or division to which such Officer Holder belongs, meeting the Normative Profit targets, as shall be published in the Company’s consolidated and audited annual financial statements, all subject to the terms and conditions as set by the Company as of the date of grant (“Performance-Based Component”).

16.3	As provided in section 15.3, the Equity Based Compensation Component may be in the form of options to purchase shares of the Company (the “Options”) or other securities. The exercise price of the Options will not be less than the average price of the Company’s shares on the applicable stock exchanges on the 30 (thirty) days period preceding the day of grant of such Options.

17.	Maximum value of Equity Based Compensation Component

17.1	No Equity based Compensation component maximum economic value has been determined at the time of its realization because there is a difficulty in determining the maximum value of the equity benefit at this date, inter alia, for the following reasons:

17.1.1	The determination of such maximum value is contrary to the rationale underlying the basis for granting the Equity Based Compensation Component, which is the solution of the problem of the representation between the management and the shareholders and the uniformity of the interests of the management with the shareholders.

17.1.2	Significant technical difficulties exist with respect to determining a maximum economic value for the income arising to the Office Holder from the future sale of the Company’s shares, especially with respect to a sale that is to be carried out many years after the granting of the Equity Based Compensation Component, including when the Office Holder sells shares after his or her employment with the Company has terminated. One of the purposes of the Compensation Policy is to incentivize the holding of the shares for a long period, a purpose which may be missed due to technical difficulties if the said ceiling is determined.

18.	Acceleration of Vesting Dates and Realization of the Capital Compensation

18.1	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may extend the expiry date of Equity Based Compensation Component units.

18.2	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may provide instructions in connection with the vesting period, including the acceleration of the vesting period of the Equity Based Compensation Component units of the Office Holders under special circumstances.

19.	Non-Material Change to Terms of Tenure of an Office Holder

Notwithstanding anything to the contrary set forth in this Compensation Policy, the Company’s CEO may approve a non-material change of the terms of tenure and employment of an Office Holder subordinate to him, provided that such change is in accordance with this Compensation Policy and its scope is not greater than 5% (five percent) of the compensation amount of the Office Holder. A non-material change that has been approved by the said CEO, will be reported to the compensation committee promptly after its approval by the CEO.

E.	Retirement Arrangements

20.	Principles for Determining Retirement Arrangements

An Office Holder shall be entitled to retirement payments owing to him pursuant to applicable law (such as severance pay compensation).

21.	Prior Notice and Adjustment Period

21.1	An Office Holder will be entitled to a prior notice period of 6 (six) months. During the prior notice period, the Office Holder will be required to continue to fulfill his duties, unless the Company decides that he will not continue to fulfill his duties in effect, and the Office Holder will be entitled to a continuation of all the conditions of his tenure and employment, during the prior notice period, without change.

21.2	The Authorized Corporate Organs may, under special circumstances, approve for an Office Holder an adjustment period that will not be greater than 12 (twelve) months after the end of the prior notice period, subject to noncompetition. During the adjustment period, the Office Holder will be entitled to a fixed fee and fringe benefits only.

21.3	In determining the adjustment period of an Office Holder, the Company may take into consideration the following considerations, fully or partially: the period of tenure or employment of the Office Holder, terms of tenure and employment during this period, performance of the Company during the said period, the contribution of the Office Holder to obtaining the Company’s goals and for the earning of its profits and the circumstances of the retirement.

F.	Compensation of Directors

22.	External directors and directors who are not employed by the Company shall be entitled to compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) including a fixed annual amount and an amount for participation in meetings where their fee shall not be greater than the maximum fee permitted in these regulations.

23.	The directors of the Company may be entitled to an Equity Based Compensation in accordance with Chapter D of this Compensation Policy and subject to approval of the competent organs.

G.	Indemnification and Insurance

24.	An Office Holder (including a director) is entitled, in addition to a compensation package pursuant to this Compensation Policy, and subject to the approval or consent of the Authorized Corporate Organs, to insurance coverage with respect to such Office Holder’s liability and to indemnification arrangements, all subject to applicable law.

25.	The engagement in connection with the liability insurance of the Office Holder will be determined in accordance with the market conditions and in such a way so that it will not materially influence the profitability, assets or liabilities of the Company.

25.1	The total cover amount for an Office Holder under an insurance policy will not be greater than 60 million US Dollars.

25.2	The total annual premium will not be greater than 2,000,000 US Dollars.

26.	The amount of compensation which the Company shall pay (in addition to the amounts which shall be received from the insurance company, if received under the insurance procured by the Company) for every Office Holder, accumulatively, will not be greater than 25% of the equity of the Company in accordance with the latest financial statements in effect as of the date of the actual payment of the indemnification.

27.	An Office Holder of the Company (including a director of the Company), may be entitled to receive an exemption letter from the Company, in accordance with the provisions of the Companies Law and the Company’s Articles of Association, provided that the exemption letter indicated that the exemption does not apply to any resolution or transaction which involves a personal interest of the controlling shareholder or any other Office Holder of the Company (even if the interested party is different from the one receiving the exemption).